Greetings… I am Mark Ryan the Founder and CEO of ITerum Energy Company.

ITerum Energy is an alternative energy company. We develop, engineer, and integrate state-of-the-art devices, systems, and solutions for CLEAN ENERGY FROM RENEWABLE SOURCES.

One of the most pressing problems for our Global Society is POLLUTION FROM GREENHOUSE EMMITING HYDROCARBONS and BIOMASS COMBUSTION.

Greenhouse Gas pollution has created a firestorm of consequences in our environment. Global Warming, Severe Weather Changes, and Drought are all a result of Emissions of these gasses.

Our mission is to create~~ing~~, acquire~~ing~~, and integrate~~ing~~, disruptive innovative technologies to provide solutions for the reduction of the Global impact industry has on our environment.

The second most pressing problem for our Society is LACK OF ENERGY. As a consequence of lack of energy, the price of energy continues to increase.

Energy is critically necessary for the survival of underprivileged people of the world, and the growth of undeveloped countries.

Our designs and solutions focus on issues of both Industrial Nations as well as Underprivileged people from Undeveloped economies.

We provide comprehensive solutions that target and utilize all streams or sources of energy and convert them to usable power.

Our KEY competitive advantages are: We can deploy variable size projects to address the needs of our opportunities, and our solutions generate power utilizing variable streams of heat pollution.

After several million dollars of research and development, performing thousands of modeling scenarios, proof of concepts, dozens of prototypes, and scaled models we are beginning to commercialize our solutions.

Our management team is proven with decades of experience.

We have international experience in highly competitive markets, and as a team we have a long track record of establishing and growing, start-up to multi-million businesses across 6 continents.

The timing is perfect for our Company.

1. Climate Change and Global Warming are considered a critical concern for the survival of our species.

2. The price of power is historically high and increasing daily.

3. The current administration is aggressively promoting energy from renewable sources.

4. Congress has recently designated "power produced from waste heat recovery" a renewable resource along with Solar, Wind, and Geothermal.

    Waste Heat now qualifies for Renewable Energy Federal Incentive Tax Credits.

I invite you to join me in MAKING OUR WORLD A BETTER PLACE.

A BETTER TOMORROW CAN'T WAIT.